SEC FILE NUMBER 001-33037

CUSIP NUMBER 74167B109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 2)

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Primis Financial Corp.

Full Name of Registrant

Former Name if Applicable

1676 International Drive, Suite 900

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 17, 2025, Primis Financial Corp. (the “Company”) filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”).  On April 1, 2025, the Company filed an amendment to the Original Form 12b-25 to report that the Company would not be filing the Form 10-K within the 15 calendar day grace period provided by Rule 12b-25 and expected to file the Form 10-K not later than April 2, 2025.

This second amendment to the Original Form 12b-25 is being filed to report that the Company requires additional time for completion of certain documentation, disclosures and analyses to be included either in, or in support of, the Form 10-K. As part of its analyses, the Company has determined that a $4 million increase in specific reserves was required as of December 31, 2024 for one credit due to a third party valuation received after December 31, 2024. The Company and its independent auditors are also evaluating information received subsequent to year end that could impact the adequacy of reserves on a portion of its consumer loan portfolio as of December 31, 2024.

To date, the Company has been unable, without unreasonable effort or expense, to complete the Form 10-K, and its independent auditors have been unable to complete the review thereof.  The Company expects to file the Form 10-K as soon as practicable.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the impact on, and the timing of the completion and audit of, the Company’s financial statements and the filing of the Form 10-K;  the impact of these matters on the Company’s performance and outlook; and that all of the foregoing reflects the Company’s expectations based upon information presently available to the Company and assumptions that it believes to be reasonable. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Matthew A. Switzer	703	893-7400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates the changes preliminarily outlined above will impact a number of line items on the income statement, including, but not limited to, provision for credit losses, tax expense and net income. Provided, however, the ultimate effect on the foregoing for the impacted periods cannot be finally determined at this time.

Primis Financial Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2025	By:	/s/ Matthew A. Switzer
			Name:	Matthew A. Switzer
			Title:	Chief Financial Officer